Exhibit 99.1

Sono Group N.V. interim balance sheets and income (loss) statements for the six months ended June 30, 2023

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Semi-Annual Report includes forward looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the intentions, beliefs, or current expectations of Sono Group N.V., (the “Company”). Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company and/or its subsidiary, Sono Motors GmbH (“Sono Motors” and together with the Company, the “companies”) to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to, risks, uncertainties and assumptions with respect to: the companies’ expectations regarding the remaining stages of Sono Motors’ self-administration proceedings, which Sono Motors is expected to exit by February 29, 2024; the companies’ ability to maintain relationships with lenders, suppliers, service providers, customers, employees and other third parties as a result of the self-administration proceedings and the related increased performance and credit risks associated with their constrained liquidity position and capital structure; the companies’ ability to access the external funding required to successfully restructure their business, including by complying with the agreements related to the investment from YA II PN, Ltd. so as to gain access to the remainder of the funding offered in such transaction; the length of time that Sono Motors continues to operate under its self-administration proceedings, which Sono Motors is expected to exit by February 29, 2024, and the Company’s ability to have its shares admitted to trading on OTCQB, Nasdaq or any other stock exchange in the future, including the Company’s ability to meet the relevant application or initial listing requirements and to pay for the related costs. Many of these risks and uncertainties relate to factors that are beyond the Company’s ability to control or estimate precisely, such as the actions of courts, regulators and other factors. You should review the risks and uncertainties described in “Item 3. Key Information—D. Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, which is available on the U.S. Securities and Exchange Commission’s website at www.sec.gov. You should not place undue reliance on the Company’s forward looking statements, which are current only as of the date of this Semi-Annual Report, and neither the Company nor any other person undertakes any obligation to update any forward looking statement to reflect events or circumstances after the date of this Semi-Annual Report or otherwise.

FINANCIAL INFORMATION (unaudited)

Interim Condensed Consolidated Statements of Loss And Statements of Comprehensive Loss

		Six months ended
	Note	1.1.-30.6. 2023	1.1.-30.6. 2022
		kEUR	kEUR

Revenue		42	42
Cost of sales		(70)	(142)
Gross loss		(28)	(100)
Cost of research and development		(16,029)	(53,142)
Selling and distribution expenses		(1,054)	(1,012)
General and administrative expenses		(15,853)	(7,597)
Other operating income/expenses		(1,302)	1,753
Impairment losses on financial assets		—	4
Operating loss		(34,266)	(60,093)
Deconsolidation loss	3.2	(17,495)	—
Interest and similar income		5,172	—
Interest and similar expenses		(2,705)	(923)
Loss before tax		(49,294)	(61,016)
Taxes on income		—	—
Deferred taxes on expense		—	—
Loss for the period		(49,294)	(61,016)
Other comprehensive loss		—	—
Total comprehensive loss for the period		(49,294)	(61,016)

Interim Condensed Consolidated Balance Sheets

	Note	June 30, 2023 Unaudited	Dec. 31, 2022 Audited
		kEUR	kEUR

ASSETS
Noncurrent assets
Intangible assets		—	3
Property, plant and equipment		—	667
Right-of-use assets		1,172	790
Other financial assets		50	158
Other non-financial assets		—	73
		1,222	1,691
Current assets
Work in progress		—	73
Other financial assets		17	1,134
Other non-financial assets		1,469	24,215
Cash and cash equivalents		9,510	30,357
		10,996	55,779
Total assets		12,218	57,470

EQUITY AND LIABILITIES
Equity
Subscribed capital		10,857	9,957
Capital and other reserves		286,271	227,308
Accumulated deficit		(380,005)	(330,778)
		(82,797)	(43,513)

Noncurrent liabilities
Advance payments received from customers		—	49,288
Financial liabilities		1,059	4,629
Other non-financial liabilities		—	469
		1,059	54,406

Current liabilities
Advance payments received from customers		—	354
Financial liabilities	3.3	34,136	30,225
Trade and other payables		1,130	11,699
Other liabilities		—	1,823
Provisions		58,690	2,476
		93,956	46,577
Total equity and liabilities		12,218	57,470

Notes To the Interim Condensed Balance Sheet and Profit and Loss Statement

1.               General information

Sono Group N.V. (“Sono N.V.” or the “Company”) is registered in the business register (Netherlands Chamber of Commerce) and its corporate seat is in Amsterdam. In November 2021, the Company successfully completed an initial public offering (IPO) and became listed on The Nasdaq Global Market (“Nasdaq”). The Company’s ordinary shares have been admitted to trading under the ticker symbol “SEV” since November 17, 2021. On July 12, 2023 and August 28, 2023, the Company received notices from Nasdaq stating that the staff of the Listing Qualifications Department had determined that the Company’s securities would be delisted from Nasdaq in accordance with Nasdaq’s Listing Rules and notifying the Company of the suspension in trading of its ordinary shares as of the opening of business on July 21, 2023. On December 11, 2023, Sono N.V. received a decision of the Nasdaq Hearings Panel (the “Panel”) advising the Company that the Panel has determined to delist the Company’s ordinary shares from Nasdaq. On February 15, 2024, Nasdaq filed a Form 25 Notification of Delisting with the U.S. Securities and Exchange Commission (the “SEC”) to complete the delisting.

The Company has its business exclusively in Germany as the management is located there and the business address is Waldmeisterstraße 76, 80935 Munich, Germany (trade register number: 80683568). Sono N.V.’s sole and wholly-owned subsidiary, Sono Motors GmbH (“Sono Motors” or the “Subsidiary”), is registered in the commercial register (Handelsregister) at the local court (Amtsgericht) of Munich, Germany, under HRB 224131. Sono Motors’ registered headquarters is Waldmeisterstraße 93, 80935 Munich, Germany. Sono N.V. is the ultimate parent of the Group. Hereinafter, Sono N.V. and its consolidated subsidiary collectively are referred to as “Sono Group”, or the “Group”, “Management”, “we” and “us”.

Sono Group intended to develop and manufacture electric vehicles with integrated solar panels (the “Sion passenger car program”). In addition, it planned to license its solar technology to other Original Equipment Manufacturers (OEMs). However, on February 24, 2023, Sono Group announced the decision to terminate the Sion passenger car program and to pivot the business model to exclusively retrofitting and integrating Sono Group’s solar technology onto third party vehicles due to lack of available funding. As a consequence, Management decided to apply for the opening of the self-administration proceedings with respect to Sono N.V. and Sono Motors (the “Self-Administration Proceedings”). See “Note 3.1 Going concern” for additional information.

2.               Basis of preparation of interim consolidated balance sheet and profit and loss statement

The interim condensed consolidated balance sheet and the interim condensed consolidated profit and loss statement for the six months ended June 30, 2023, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated balance sheet and the interim condensed consolidated profit and loss statement do not include all the notes of the type normally included in annual financial statements. Accordingly, the interim condensed consolidated balance sheet and the interim condensed consolidated profit and loss statement are to be read in conjunction with the annual financial statements for the year ended December 31, 2022. The consolidated balance sheet as of December 31, 2022 was derived from audited financial statements The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting new standards.

The interim condensed consolidated balance sheet as of December 31, 2022, and the interim condensed consolidated profit and loss statement for the year ended December 31, 2022, reflect the assets, liabilities and results of operations of Sono N.V. and the results of operations of its wholly-owned subsidiary Sono Motors, over which Sono N.V. had control for a portion of the six-month period. Control over an entity exists when Sono N.V. is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. The controlled subsidiary, Sono Motors, has been fully consolidated from the date on which control was transferred to Sono N.V. On May 19, 2023, Sono N.V. lost control of Sono Motors due to the opening of Sono Motors’ Preliminary Self-Administration Proceedings and the appointment of a custodian with respect thereto, initially on a preliminary basis (vorläufiger Sachwalter). After this event, Sono N.V. no longer had the power to direct the activities of Sono Motors. In 2023, the results of Sono Motors were consolidated up until the loss of control and a deemed disposal of the Sono Motors investment was recognized in Sono N.V. For further details see “Note 3.2 Loss of control”.

All figures shown are rounded, so minor discrepancies may arise from addition of these amounts.

3.               Significant accounting matters

3.1             Going concern

Management assessed Sono Group’s ability to continue as a going concern, evaluating whether there are conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern using all information available about the future, focusing on the twelve-month period following the issuance date of the interim consolidated financial statements.

Historically, Sono Group financed its operations primarily through capital raises and loans from shareholders and private investors (including its IPO in November 2021), as well as through advance payments received from customers. Since inception, Sono Group has incurred recurring losses and negative cash flows from operations. The accumulated deficit amounts to kEUR 380,005 and negative equity totals kEUR 82,797 as of June 30, 2023.

During the second half of 2022, however, attempts to raise additional financing through equity offerings failed due to deteriorating market conditions and investor sentiment and other factors. On December 7, 2022, the Company issued convertible debentures to YA II PN, Ltd. (“Yorkville”) with an aggregate nominal amount of kUSD 31,100 (kEUR 29,485). Given that this amount was insufficient to realize serial production and against the backdrop of otherwise unfavorable market conditions, Sono Group announced a special community campaign on December 8, 2022 with the goal of raising approximately kEUR 105,000, principally by means of additional prepayments from customers and/or additional investor financing. The campaign was not successful and hence no additional financing was raised. Consequently, on February 24, 2023, Management decided to terminate the Sion passenger car program and focus on the development of Sono Group’s solar technology solutions, which requires significantly lower levels of investment than the development of the Sion passenger car program. Sono Motors offered its reservation holders a repayment plan to reimburse reservation holders of Sono Motors for advance payments in three installments (May 2023, June 2024 and January 2025).

On May 15, 2023, due to the fact that the first installment to repay advance payments to customers became due and Sono Group had not succeeded in raising additional funds, the Company’s management ultimately concluded that Sono Motors was over-indebted and faced impending illiquidity (drohende Zahlungsunfähigkeit) with Sono N.V., in turn, becoming over-indebted and also facing impending illiquidity. As a consequence, Management decidefd to apply for the opening of the Self-Administration Proceedings with respect to Sono N.V. and Sono Motors with the goal of sustainably restructuring both companies. Accordingly, on May 15, 2023, Sono N.V. applied to the insolvency court of the local court of Munich, Germany (the “Court”) to permit the opening of a self-administration proceeding (Eigenverwaltung) pursuant to Section 270 (b) of the German Insolvency Code (Insolvenzordnung). On the same day, Sono Motors applied to the same Court to permit the opening of a self-administration proceeding in the form of a protective shield proceeding (Schutzschirmverfahren) pursuant Section 270 (d) of the German Insolvency Code. On May 17 and May 19, 2023, respectively, the Court admitted the opening of Self-Administration Proceedings with respect to Sono N.V. and Sono Motors on a preliminary basis (the “Preliminary Self-Administration Proceedings”). The Court also appointed preliminary custodians for each of Sono N.V. and Sono Motors in their respective Preliminary Self-Administration Proceedings. On September 1, 2023, the Court opened the Self-Administration Proceedings with respect to Sono Motors (the “Subsidiary Self-Administration Proceedings”).

Yorkville, as one of the largest creditors of Sono N.V., started negotiations in the course of the insolvency proceedings and offered to commit limited financing, which is expected to fund the restructured operations of Sono Group through December 31, 2024 (based on a mutually agreed business plan focused on the planned development of the Solar Bus Kit business operations). In connection with those discussions, the Company and Yorkville entered into certain investment-related agreements that became effective on November 20, 2023, including a restructuring agreement (the “Restructuring Agreement” and together with the ancillary agreements entered into in connection therewith, (the “Yorkville Agreements”)), pursuant to which Yorkville has committed to provide limited financing to the Company, subject to the satisfaction of certain conditions precedent and our compliance with certain covenants and other obligations set forth in the Yorkville Agreements (the “Yorkville Investment”). The aim of the Yorkville Agreements and the transactions contemplated therein is the planned restructuring of Sono N.V. and Sono Motors (by means of providing financing based on convertible debentures to Sono N.V., which in turn will enter into intercompany financing via loans based on a back-to back letter of comfort to the Subsidiary). These arrangements were intended to enable the Company to withdraw its application for its Preliminary Self-Administration Proceedings and to enable the Subsidiary to exit the SubsidiarySelf-Administration Proceedings via an insolvency plan (the “Plan”), which was filed with the Court on December 7, 2023 for approval by the Subsidiary’s creditors and subsequent confirmation by the Court. Approval by the creditors and confirmation by the Court was obtained in the creditors meeting on December 21, 2023, and the Court confirmed on January 26, 2024 that the Plan became legally binding. On January 31, 2024, Sono N.V. withdrew its application for its Preliminary Self-Administration Proceedings with the Court. Sono Motors is expected to exit the Subsidiary Self-Administration Proceedings by February 29, 2024. Pursuant to the Restructuring Agreement, the Yorkville Agreements became effective following satisfaction of the conditions precedent to the Yorkville Investment. The funding of the first tranche of the financing from Yorkville took place on February 6, 2024 in the amount of kEUR 4,000.

Sono N.V. and Sono Motors expect the Yorkville Investment to position them to obtain sufficient funding for their planned development of the Solar Bus Kit business operations through the end of 2024. However, Yorkville’s funding commitment is subject to the absence of certain termination events or events of default. If such an event occurs, Yorkville would have the right, in its sole discretion, to cancel any funding commitments still available, meaning that the Company would no longer be able to draw down on unused portions of the commitment amount and to exercise all of its rights under any of the new convertible debentures as if an event of default had occurred. For details regarding termination events / events of default, refer to the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, which is available on the SEC’s website at www.sec.gov.

Based on the above, the Company’s going concern status is subject to numerous risks and uncertainties, as more fully described in “Item 3. Key Information—D. Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, which is available on the SEC’s website at www.sec.gov. Some of the principal risks associated with the Company’s going concern status include, but are not limited to, the following:

●	our ability to comply on an ongoing basis with the terms of the Yorkville Agreements and thereby gain access to the remaining amount of the funding provided for therein;
●	the Subsidiary’s ability to successfully emerge from, and the length of time the Subsidiary may be required to operate under, the Subsidiary Self-Administration Proceedings, which the Subsidiary is expected to exit by February 29, 2024;
●	some uncertainty concerning the ultimate amount of payments that will have to be made to settle the liabilities resulting from the Self-Administration Proceedings, which might result in additional funding requirements;
●	our ability to meet the assumptions underlying the mutually agreed business plan with Yorkville (focusing on the development of the Solar Bus Kit business) so that the remaining financing committed by Yorkville is sufficient to allow the Company to continue as a going concern through December 31, 2024, including, without limitation, our ability to accomplish technical feasibility of the Solar Bus Kit components to enable serial production, our ability to enter into additional customer contracts to start generating revenues, our ability to keep to cost assumptions and margins expected to be realized, our ability to retain essential employees, our ability to maintain relationships with suppliers and enter into planned relationships with new suppliers, and our ability to find additional independent distributors for the Solar Bus Kits as planned;
●	Sono Group’s ability to obtain additional financing from third parties in order to fund the business from January 2025 onwards and to be able to repay any remaining amounts owed in connection with the funding provided by Yorkville, which is due July 1, 2025 (both for the convertible debentures liability of Sono N.V. and the intercompany loan to be paid back by Sono GmbH);
●	our ability to attract additional and retain existing key employees and hire additional qualified management, technical and engineering personnel to develop the planned business; and

●	the risk that defined termination events or events of default will occur, which could cause Yorkville, in its sole discretion, to cancel any additional funding commitments still available which can lead, in the absence of alternative funding possibilities, to insolvency and liquidation of the Company.

Because of the risks and uncertainties associated with the Yorkville Investment and Sono Group’s business, there is no certainty as to our ability to continue as a going concern.

If Sono Motors is unable to successfully consummate the Plan, insolvency proceedings may be re-opened, which may eventually lead to the liquidation of the Company and/or the Subsidiary. Even if Sono Motors is able to consummate the Plan, Sono N.V. and Sono Motors might be adversely affected by the possible reluctance of prospective lenders/investors and other counterparties to do business with a company that has recently emerged from such proceedings.

Moreover, Yorkville can opt, in its sole discretion, to cease to provide financing should termination events or an event of default arise. Sono Group’s access to required additional financing is, and for the foreseeable future will likely continue to be, limited, if it is available at all as of January 1, 2025 and beyond. Therefore, adequate funds may not be available when needed or may not be available on favorable terms and thus the Company might not be able to continue as a going concern.

Based on the above, Sono Group will need to raise substantial additional capital to finance its planned future operations, which is not assured, and has consequently concluded that there is substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.2             Loss of control

Due to the opening of Sono Motors’ Preliminary Self-Administration Proceedings and the appointment of the preliminary custodian (vorläufiger Sachwalter), Sono N.V. lost control of Sono Motors, its wholly-owned subsidiary, on May 19, 2023. Sono N.V. no longer had the power to direct the activities of Sono Motors. The loss of control resulted in the deconsolidation of Sono Motors in the consolidated financial statements on May 19, 2023.

The results of Sono Motors for 2023 were consolidated up until the loss of control in the consolidated financial statements. In accordance with IFRS 10 Consolidated Financial Statements, Sono N.V. derecognized the assets and liabilities of Sono Motors from the consolidated balance sheet. Due to a hard comfort letter between Sono N.V. and Sono Motors, Sono N.V. then recognized a provision of kEUR 5  7,656 to cover estimated debts of Sono Motors.

Sono N.V. has liability balances with Sono Motors of kEUR 14,805, which are no longer eliminated, and form part of the Sono Group balance sheet as a part of current financial liabilities.

The interest held by Sono N.V. in Sono Motors is accounted for as a financial instrument with a fair value of zero.

The loss of control and deconsolidation resulted in a loss of kEUR 17,495 in the profit or loss attributable to Sono Group.

Sono Group expects this loss of control to be temporary, with control being regained when Sono Motors exits the insolvency proceedings, which is expected by February 29, 2024, and Sono Motors is consolidated again with the Group.

3.3             Convertible debentures

From January 1, 2023 through March 31, 2023, and in accordance with the convertible debentures dated December 7, December 8, and December 20, 2022, between the Company and Yorkville, the Company issued 14,625,800 ordinary shares to Yorkville to convert a principal amount of kUSD 10,850 (kEUR 10,099) plus accrued interest of kUSD 145 (kEUR 135).

The applications for self-administration proceedings filed on May 15, 2023 constituted an event of default under the contractual agreement between Sono N.V. and the capital provider. Following the contractual provisions, the outstanding principal amount is due immediately upon the occurrence of an event of default. In addition, the nominal interest rate increases from 4% to 12% p.a. upon the occurrence of such an event of default. The carrying amount of the convertible debentures (host contract) as of May 15, 2023, was kUSD 20,257 (kEUR 18,625). As Sono Group did not expect any further conversions to take place after filing for insolvency, the carrying amount of the embedded derivatives was kUSD nil (kEUR nil). In line with this expectation, the day-one losses accrual was derecognized on May 15, 2023.

As part of the prolongation agreement between the Company and Yorkville signed in connection with the Yorkville Investment, Yorkville has extended the repayment date of the existing convertible debentures to July 1, 2025. When the interim condensed balance sheet and the interim condensed profit and loss statement were approved, Management was not able to thoroughly assess the impact of this extension and thus cannot provide an estimate of its consequences on the financial position and/or profit or loss of the Group. Management has calculated the amount that would be immediately due if the contractually agreed immediate repayment obligation came into effect, for example if the Yorkville Investment had not closed, which it has. As of January 31, 2024, the amount immediately due, constitutes the outstanding amount of the short-term financial liability including accrued interest, was kUSD 21,974 (kEUR 20,277).